D The Commonwealth of Massachusetts

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Room 1717, Boston, Massachusetts 02108-1512

Limited Liability Company
Certificate of Organization
(General Laws Chapter 156C, Section 12)

Federal Identification No.: 82-2914945

(1)   The exact name of the limited liability company:

DJ Holdings, LLC

(2)   The street address of the office in the commonwealth at which its records will be maintained:

23 Central Square, Bridgewater, MA 02324

(3)   The general character of the business:

To provide professional management services to non-publicly traded corporations and to conduct any other business permitted by law.

(4)   Latest date of dissolution, if specified: _____

(5)   The name and street address, of the resident agent in the commonwealth:

NAME	ADDRESS
Jason B. Hebert	8 Stoney Brook Road, Rehoboth, MA 02769

(6)   The name and business address, if different from office location, of each manager, if any:

NAME	ADDRESS
Dean T. Wile	23 Central Square, Bridgewater, MA 02324

DJ Holdings, LLC

(7) The name and business address, if different from office location, of each person in addition to manager(s) authorized to execute documents filed with the Corporations Division, and at least one person shall be named if there are no managers:

NAME

ADDRESS

Dean T. Wile

23 Central Square, Bridgewater, MA 02324

(8) The name and business address, if different from office location, of each person authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property recorded with a registry of deeds or district office of the land court:

NAME

ADDRESS

Dean T. Wile

23 Central Square, Bridgewater, MA 02324

(9) Additional matters:

Signed by (by at least one authorized signatory): _____

Consent of resident agent:

Jason B. Hebert

I _____,
resident agent of the above limited liability company, consent to my appointment as resident agent pursuant to G.L. c 156C § 12*

*or attach resident agent's consent hereto.

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

October 13, 2017 01:33 PM



WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth